Exhibit 99.128

ENCORE ENERGY ISSUES EARLY WARNING REPORT; ACQUIRES SHARES OF FUTURE FUEL CORPORATION

TSX.V: EU

OTCQB: ENCUF

www.encoreuranium.com

CORPUS CHRISTI, Texas, May 25, 2022 /CNW/ - enCore Energy Corp. (“enCore” or the “Company”) (TSXV: EU) (OTCQB: ENCUF) announced today the Company has acquired 11,308,250 common shares (the “Shares”) of Future Fuel Corporation (formerly Evolving Gold Corp.) (“Future Fuel”) on May 24, 2022. The Shares were issued to enCore in connection with a definitive share purchase agreement (the “Agreement”), related to a property transaction whereby Future Fuel acquired the Company’s interest in the Ceboletta project located in New Mexico.

As a former shareholder of ECC, the Company acquired the Shares in exchange for the common shares of ECC previously held by the Company. As result of the foregoing Transaction, enCore owns and/or has control over 11,308,250 common shares of Future Fuel and its ownership of the issued and outstanding common shares of Future Fuel increased from nil% to 15.90% on an undiluted basis.

The Company may, depending on market and other conditions, increase or decrease its beneficial ownership of the Future Fuel’s securities, whether in the open market, by privately negotiated agreements or otherwise, subject to a number of factors, including general market conditions and other available investment and business opportunities.

The Shares were issued within the Agreement dated April 14, 2022 among Future Fuel, Elephant Capital Corp. (“ECC”), and the former shareholders of ECC pursuant to which Future Fuel purchased all the issued and outstanding shares in the capital of ECC from the former shareholders of ECC in exchange for an equivalent number of common shares of Future Fuel (the “Transaction”).

The disclosure respecting the Company’s shareholdings of Future Fuel contained in this press release is made pursuant to Multilateral Instrument 62-103 and a report respecting the above acquisition will be filed with the applicable securities commissions using the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) and will be available for viewing at www.sedar.com.

About enCore

With approximately 90 million pounds of U3O8 estimated in the measured and indicated categories and 9 million pounds of U3O8 estimated in the inferred category1, enCore is the most diversified in- situ recovery uranium development company in the United States. enCore is focused on becoming the next uranium producer from its licensed and past-producing South Texas Rosita Processing Plant by 2023. The South Dakota-based Dewey Burdock project and the Wyoming Gas Hills project offer mid-term production opportunities with significant New Mexico uranium resource endowments providing long-term opportunities. The enCore team is led by industry experts with extensive knowledge and experience in all aspects of ISR uranium operations and the nuclear fuel cycle.

For more information, visit www.encoreuranium.com.

1 Mineral resource estimates are based on technical reports prepared in accordance with NI43-101 and available on SEDARas well as company websites at www.encoreuranium.com.

NEITHER THE TSX VENTURE EXCHANGE NOR ITS REGULATION SERVICES PROVIDER (AS THAT TERM IS DEFINED IN THE POLICIES OF THE TSX VENTURE EXCHANGE) ACCEPTS RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

SOURCE enCore Energy Corp.

c View original content to download multimedia:

http://www.newswire.ca/en/releases/archive/May2022/25/c9457.html

%SEDAR: 00029787E

For further information: William M. Sheriff Executive Chairman 972-333-2214,

info@encoreuranium.com www.encoreuranium.com

CO: enCore Energy Corp.

CNW 07:00e 25-MAY-22